May 21, 2019

Grant Cardone
Founder and Chief Executive Officer
Cardone Equity Fund VI, LLC
18909 NE 29th Avenue
Aventura, Florida 33180

       Re: Cardone Equity Fund VI, LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed April 23, 2019
           File No. 024-10943

Dear Mr. Cardone:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2019 letter.

1-A/A filed April 23, 2019

General

1. We note your response to comment 2, and we reissue in part. Please revise your Q&A on page 7, and risk factor disclosure on page 11, to clarify that your operating agreement does not require you to cease operations and liquidate your assets and that investors may remain in the company indefinitely.
2. We note your response to comment 3, however, the company has not filed any testing the waters material. Please file any such material as an exhibit to the offering statement.
      Refer to Item 17(13) of Part III of Form 1-A.
 Grant Cardone
Cardone Equity Fund VI, LLC
May 21, 2019
Page 2
Summary of Operating Agreement
Cash Distributions on Dissolution and Termination, page 47

3. We note your response to comment 8. Based on your disclosure on page 55, we understand the Manager will receive 35% of profits as carried interest with respect to its
       Class B Interest. Please revise to clarify if the Manager would be entitled to this carried interest as a first priority, before Class A holders would receive a return of their Capital
       Contributions and 65% of Distributable Cash, if any.
Signature, page 65

4. Please revise to ensure the offering circular is signed by those persons acting as principal executive officer and principal financial officer for the issuer.
        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Eric McPhee,
Senior Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-3207 or Kim McManus, Senior Counsel, at 202-551-3215 with any other questions.



                                                              Sincerely,

FirstName LastNameGrant Cardone                               Division of
Corporation Finance
                                                              Office of Real
Estate and
Comapany NameCardone Equity Fund VI, LLC
                                                              Commodities
May 21, 2019 Page 2
cc:       Jillian Sidoti, Esq.
FirstName LastName